UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VeriFone Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92342Y109

(CUSIP Number)

Xavier Gutierrez

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2339

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Filing - Filing Date:	Schedule 13D/A — November 28, 2014
Reporting Persons:	Alex Meruelo Living Trust
Issuer - Securities:	VeriFone Systems, Inc. - Common Stock

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Alex Meruelo Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,055(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.47%

14.	Type of Reporting Person (See Instructions) OO

(1)  594,200 of the shares are from option contracts that are exercisable within sixty days.

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Monterey Insurance Company Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 953,987(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.84%

14.	Type of Reporting Person (See Instructions) IC / CO

(2)  391,600 of the shares are from option contracts that are exercisable within sixty days.

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Meruelo Investment Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,875,042

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,875,042

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,042

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.31%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Liset Meruelo C/F Alexander Meruelo and Lisette Meruelo UTMA/CA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 460

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Alexander Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Lisette Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Alexis Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 230

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92342Y109

1.	Names of Reporting Persons. Alex Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,875,732

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,875,732

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,875,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.31%

14.	Type of Reporting Person (See Instructions) IN / HC

Introduction

This Amendment No. 1 (this “Amendment”) is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Monterey Insurance Company, Inc. (“Monterey”), Meruelo Investment Partners LLC (“Meruelo Partners”), Liset Meruelo, Alexander Meruelo, Lisette Meruelo, Alexis Meruelo and Alex Meruelo (together, the “Reporting Parties”) to amend the original Schedule 13D (the “Original Schedule 13D”) filed on September 8, 2014.  This Amendment relates to the common stock, par value $0.01 per share (“Common Stock”) of VeriFone Systems, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 2099 Gateway Place, Suite 600, San Jose, CA  95110.

The Reporting Parties are filing this Amendment to report recent open market sales of shares of Common Stock, which have reduced the amount of all Common Stock that the Reporting Parties may be deemed to beneficially own to a level below 5 percent.

Each term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.  Except as otherwise provided hereby, each Item of the Original Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)                                 The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 113,058,435 shares of Common Stock outstanding as of August 29, 2014, as reported by the Company’s 10-Q, as filed with the SEC on September 4, 2014.

(b)                                 Number of securities for or as to which each reporting person has:

(i)            Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)           Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)          Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto.

(c)                                  During the past sixty days, the only transactions in the Common Stock effected by the Reporting Parties were the open market sales of shares of Common Stock by Meruelo Trust set forth in Exhibit 1.2.

Item 7. Material to be Filed as Exhibits.

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein.  The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date:	November 28, 2014	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Monterey Insurance Company Inc.

Date:	November 28, 2014	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Chief Executive Officer

Meruelo Investment Partners LLC

Date:	November 28, 2014	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Managing Member

Liset Meruelo C/F Alexander Meruelo and Lissete Meruelo UTMA/CA

Date:	November 28, 2014	By:	/s/ Liset Meruelo
		Name:	Liset Meruelo

Alexis Meruelo

Date:	November 28, 2014	By:	/s/ Alexis Meruelo
		Name:	Alexis Meruelo

Alex Meruelo

Date:	November 28, 2014	By:	/s/ Alexis Meruelo
		Name:	Alexis Meruelo

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description
1.1	Transaction Information (incorporated by reference to Exhibit 1.1 to the Original Schedule 13D)
1.2	Transaction Information (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D)
99.1

Agreement and Plan of Merger dated November 17, 2010, by and among Hypercom Corporation, a Delaware corporation, the Company and Honey Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Company (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 8-K filed with the SEC on November 19, 2010).

99.2	Letter dated September 8, 2014 (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.